UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the “Act”), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:  TCP Capital Corp.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

2951 28th Street, Suite 1000

Santa Monica, California 90405

Telephone Number (including area code): (310) 566-1094

Name and address of agent for service of process:

The Corporation Trust Company

1209 Orange Street

Wilmington, Delaware 19801

Copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Attention:                                         Richard T. Prins, Esq.

Michael K. Hoffman, Esq.

Check one of the following:

☒                             The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934.  Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed:

☐                               The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company:  811-21936

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:  811-21935

The undersigned company certifies that it is a closed-end company organized under the laws of Delaware and with its principal place of business in California; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of Santa Monica and state of California on the 2nd day of April 2012.

TCP Capital Corp.

		By:	/s/ Howard M. Levkowitz
			Name:	Howard M. Levkowitz
			Title:	Chief Executive Officer

Attest:

/s/ Elizabeth Greenwood
Name:	Elizabeth Greenwood
Title:	Secretary